August 30, 2012

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC   20549

Re: Miranda Gold Corp. (filer CIK 0000942149) – August 31, 2011 Amended 20-F/A filing

Request for Withdrawal – File #000-27760 / Film 121062949

Please withdraw our recent 20-F/A filing of August 29, 2012 for the following reason:

  We erroneously filed the 20-F/A cover with the incorrect fiscal period (“Period of Report”) showing as August 31, 2010.

We will immediately re-file an amended 20-F/A (Revision 2) with the correct fiscal Period of Report.

Thank you for your attention,

Sincerely,

/Doris Meyer/

Doris Meyer

CFO

Tel: (604) 536-2711
Fax: (604) 536-2788